Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement No 333-133992
Telemar Corporate Restructuring Oi Holdings October 2006 KOI OIOI3 We have filed a registration statement on Form F-4 (including the prospectus contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectus in that registration statement on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the transactions referred to below. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or TNL's investor relations website at www.telemar.com.br/ri . Alternatively, we will arrange to send you the prospectus contained in the registration statement on Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131- 1208.

Special Note Regarding Forward Looking Information This document includes forward-looking statements. The words ''believe'', ''may'', ''will'', ''estimate'', ''continue'', ''anticipate'', ''intend'', ''expect'' and similar words are intended to identify forward-looking statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. These forward-looking statements include, but are not limited to: (1) statements about the benefits of the proposed corporate restructuring to the Company and its shareholders, including statements that the proposed restructuring will facilitate access to capital markets, increase financing resources and increase the potential liquidity of the OiPart common shares, (2) statements about current conditions and future trends in our industry and (3) statements about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, budgets, competitive position, growth opportunities, benefits from new technology, plans and objectives of our management and other matters. These forward-looking statements are based largely on our current beliefs and expectations about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, including, among other things: competition in the Brazilian telecommunications sector; management's expectations and estimates concerning our future financial performance, financing plans and programs; the Brazilian government's telecommunications policies and changes or developments of the regulations of Anatel applicable to our Company; cost and availability of financing; general level of demand for, and changes in the market prices of, our products and services; our ability to implement our corporate strategies in order to increase our average revenue per user; political, regulatory and economic conditions in Brazil and the specific states in which we operate; inflation and fluctuation in exchange rates; and legal and administrative proceedings to which we are a party. Any or all of our forward-looking statements in this document may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this document may not occur as contemplated and actual results could differ materially from those anticipated or implied by the forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this document. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we may file from time to time with the SEC after the date of this document.

Sector and Company Overview

A leading telecommunications services provider in Brazil, offering an integrated communications product package that includes traditional fixed-line, mobile, broadband internet and other services: The incumbent fixed-line telecommunications services provider in Region I, with 26 million customers (2005) and a stable revenue stream supported by the fixed-line business Comprehensive product portfolio allows for bundling of services and cross- selling Focus and strategy based on market segmentation Established network capability Professional management team Economic Value Added Measurement System - EVA based compensation program for 7,600 employees Solid Financial Position Balance between slower growth traditional services with stable revenues and new services which provide growth Dedication to increasing profitability in growing mobile business Telemar at a Glance

Operating Highlights Fixed-Lines in Service (million of lines) Mobile Subscribers (million of subs) Oi Internet - Launched in Feb 2005 Over 250,000 paying broadband subscribers 1.75 million registered email accounts ADSL Subscribers (thousands of subs) - Launched in 2002 Source: Telemar

Brazilian Telecom Sector Evolution

Over the last eight years, Brazilian telecom sector has gone from monopoly to consolidation

State Monopoly (up to mid-98)

- Telebrás System
  - One state-owned holding company
  - 26 state companies providing fixed and mobile services

Transition (mid-98 to mid-02)

- Duopolies in fixed-line businesses (Incumbents and mirror companies)
- Duopolies in mobile services (Bands A and B)
- Four players in intra-state and inter-regional long distance

Full Competition

- Anticipation of ANATEL's universalization goals
  - Regional incumbents started international long distance and inter-regional domestic long distance
- Many mobile competitors in each maket

Consolidation

- Seven different fixed-line companies: Telemar, Brasil Telecom, Telefônica, Embratel, CTBC, Sercomtel and GVT
- Eight different wireless companies: Oi, Vivo, TIM, Claro, Telemig / Amazônia, Brt GSM, CTBC and Sercomtel

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Region I Region I covers an area of 5.4 million square kilometers, which represents approximately 64% of the country's total area and generates approximately 41% of Brazil's gross domestic product. Region I Region II Region III The population of Region I is approximately 100 million, which represents 55% of the total population of Brazil. Source: IBGE

Main Telecom Groups in Brazil Brasil Telecom 25% 25% TMAR 38% 38% Region I Region II Oi (GSM) 13% 13% 3% 3% BRT GSM TIM (TDMA/GSM) 24% 24% Embratel (LD) Telefonica Vivo (CDMA) Claro (TDMA/GSM) 32% 32% 31% 31% Region I (Mobile only ) (Mobile only ) Brasil Telecom 25% 25% TMAR 38% 38% Region I Region I Region II Region II Oi (GSM) 13% 13% 3% 3% BRT GSM TIM (TDMA/GSM) 24% 24% Embratel (LD) Telefonica Vivo (CDMA) Claro (TDMA/GSM) 32% 32% 31% 31% Region IV Region IV 23% 23% Region III TELEMAR Brasil Telecom TIM Telefonica Telmex / AMX (TDMA/GSM) 5% 5% Telemig / Tele Norte Cel Region II Region I (Mobile only ) (Mobile only ) National Market Share of Fixed Lines in Service National Market Share of Mobile Subscribers Source: Company Reports Note: As of June, 2006 With several players competing in each state, particularly in the mobile segment, we believe the Brazilian telecom sector is likely to experience consolidation

Brazilian Telecom Sector Penetration Net Revenues Telecom Million Lines Telecom Net Revenues 2005 100% = US$ 32 billion1 86 66 8 35 29 23 15 46 92 38 39 20 25 31 37 39 39 39 0 10 20 30 40 50 60 70 80 90 100 1998 1999 2000 2001 2002 2003 2004 2005 Jun- 06 Mobile Fixed Note: 1 Considering Tele Norte Leste, Brasil Telecom, Telesp Fixed, Embratel, Tim Brasil, Vivo, Claro, Telemig and Tele Norte Celular. Competition Major Players Source: Anatel Source: Company Reports Local LD Mobile Data/ Broadband u u u u u u u u u u u u u u u u u Source: Company Reports

Expansion Stability (1) Residential lines per household = 54% (Dec/05) Source: Anatel and Teleco Fixed-Lines in Service (million of lines) Mobile Subscribers (million of subs) Expansion Moderate Growth Telecom Sector Outlook The industry is approaching maturity. Our business strategy is shifting focus to growth alternatives while maintaining the strong revenue generation of our low-growth fixed-line bussiness Source: Anatel and Teleco

BCI Safra Players in 2000 Today Mobile Business Consolidation has already begun

3 or 4 operators per region1 Strong competition High costs retaining clients High subsidies in handsets and marketing costs Pressure on margins Mobile Business More consolidation is expected Note: 1 Source: Anatel

1 Largest Integrated Telco Operator in Latin America ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? Source: Company Reports Note: As of June 30st, 2006 1 Excluding Claro (AMX's Brazilian operations) Integrated telecom companies Telemar offers the broadest range of telecom services to clients in Latin America ? ? ? (Telesp Fixed) ? Country Fixed line Mobile Internet / Boadband Fixed lines in service (million) 14.5 12.3 9.4 - - - 18.6 4.0 3.5 2.4 - Mobile subscribers (million) 12.0 - 2.8 28.5 22.3 20.9 - 6.9 6.6 - 88.9 ADSL subscribers ('000) 970 1,378 1,155 - - - 1,374 300 362 419 -

Oi as Major Mobile Player Oi has successfully achieved the #1 position in Region I Source: Company reports and Anatel Note: 1 Includes other groups: Telemig, Tele Norte Celular and CTBC. Other1 Mobile market share in Region I

+ 27.8% 7.8% 0.7% 6.1% 1.2% 1.9% 1.7% 22.2% 27.9% 2.7% Integrated Strategy: Value Segmentation Integrated view by household1 Source: Company Note: 1 Telemar customer base breakdown, i.e., 1.2% of all customers are clients for fixed-line, long distance, ADSL and mobile, while 27,9% of all customers only have the fixed line service. Services % Household Group 1 1.2% Group 3 0.7% Group 5 6.1% Group 2 Group 4 1.7% Group 7 22.2% Group 6 7.8% Group 9 27.8% Group 8 27.9% Group 10 2.7% Group Fixed Velox LD Oi 1.9%

Prepaid Plans Pre paid subscribers can use their credits on: Pre paid phone pre paid mobile prices Public phones Regular fixed line lower fixed line prices Convergence as Significant Marketing Strategy: "Oi Total Card" "Recarga Automatica" (Automatic Recharge) "Saldo Unico" (Single Account Balance) Client Base: 478,000 CAGR 2Q04-2Q06: 161% Avg. monthly recharge: R$18 Client Base: 784,000 CAGR Sep-Aug: 480% "Oi Cartao Total" focuses on the low end segment, combining low monthly fees with a broad range of services Source: Company 2005 2006

Convergence as Significant Marketing Strategy : "Oi Total Account"

"Oi Total Account" focuses on the high end segment

Main Results

- More than 60,000 fixed-line and 100,000 mobile subscribers
- Client protection against competitors (lower churn 2Q06 Oi: 26% Market average[2] 30%)
- ARPU[3] increase to R$31
- Revenue increase for approximately 70% of clients after signing up for "Oi Conta Total"

Postpaid Plans



OI CONTA TOTAL 1
R$149,00
OI CONTA TOTAL 2
R$229,00
OI CONTA TOTAL 3
R$299,00
OI CONTA TOTAL 4
R$399,00

Oi Conta Total 1:

- Monthly fee for the fixed-line
- Unlimited local calls
- Unlimited internet dial-up access
- 100 minutes to use on mobile calls, domestic long distance call or fixed to mobile calls

Oi Conta Total 4:

- Monthly fee for the fixed-line
- Unlimited local calls
- 1 mega ADSL
- 1,000 minutes to use on mobile calls, domestic long distance call or fixed to mobile calls

Adherence by Plans[1]



Plan 4
8%
Plan 1
21%
Plan 3
30%
Plan 2
41%
R$149 – limited Internet dial 100min Oi
R$229 – Velox 1M – 200 min Oi
R$299 – Velox 1M – 500 min
R$399 – Velox 1M – 1000 min Oi

Source: Company

Note:

1 Based on number of fixed line subscribers.

2 Weighted average including Oi, Vivo (recurring), Tim, Telemig, Tele Norte Celular, BRT GSM and Claro.

3 Average Revenue per User.

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Unique Value Creation Platform Convergence New products and services Integration of devices Cost reductions Convenience for customers Integration of offers Price reductions One stop shopping Consolidation Access to new regions and customers bases Less competition Economies of scale Synergies Access to financial leverage

Current Situation

Current Situation Source: Company reports and Economatica The company has always traded at low multiples Daily Implied EV/ LTM EBITDA (TNL PN) Average = 3.2x Multiple = 2.9x 04/17: Restructuring announcement

Current Situation Complicated shareholders' structure 2 traded companies 6 different share classes Controlling shareholder No clear dividend policy Lack of high Corporate Governance standards No tag-along for PN shares The market has enumerated several reason for this discount Lack of financial flexibility

Options posed by the Restructuring

Basic options Shareholders will be called to decide the future of Telemar Management would like to ensure that shareholders have a complete picture of the Restructuring before making a decision Binary process Vote in favor of the Restructuring as proposed by management and tender its TNE shares in exchange into OiPart OR Keep status quo by voting against the Restructuring and keep its current TNE shares

Snapshot of the Restructuring Source: Company Note: 1 Sum of average daily trading of TNE (ADR), TNLP4, TNLP3, TMAR3, TMAR5 and TMAR6 2 Company's expectation 3 Dividends, interest on capital, capital reduction, shares buyback and others forms of cash distribution New Company Status Quo 1 share = 1 vote Decision power Cash distribution No cash distribution policy Clear distribution policy3 Board of Directors Determined by control group Independent representatives Liquidity US$65 mm1 > US$110 mm2 Tag-along ON = 80%; PN = N/A 100% Free Float 82% 100% Shares Trading TNLP4 (TNE), TNLP3, TMAR5, TMAR3 and TMAR6 OIOI3 (KOI) Capital Structure Inefficient (0.9 x Net Debt/EBITDA) Efficient (up to 1.8x Net Debt/EBITDA) Controlling group

ON (TMAR3) 97.4% PN (TMAR5) 69.4% Total 81.9% Simplified Corporate Structure Notes: 1 Telemar Participacoes S.A. (not publicly traded) 2 Tele Norte Leste Participacoes S.A. (TNLP4/TNE and TNLP3) 3 Telemar Norte Leste S.A. (TMAR3, TMAR5 and TMAR6) TNE(2) TMAR (3) (including Oi) Free Float TmarPart(1) Free Float Controlling Shareholders TNE TMAR (including Oi) OiPart Free Float (Novo Mercado/ NYSE) 100% 100% 100% ON (TNLP3) 53.8% Total 17.9% ON (TMAR3) 2.6% PNA (TMAR5) 30.6% PNB (TMAR6) 100% Total 18.1% ON (TNLP3) 46.2% PN (TNLP4) 100% Total 82.1% Only a single class of shares, rather than today's voting and non-voting stock spread out in six different share classes After Stock Swap Prior to Corporate Restructuring TNE TMAR (including Oi) OiPart Free Float (Novo Mercado / NYSE) 100% 100% 100% After Remainder of Corporate Restructuring Free Float ON (TMAR3) 97.4% PN (TMAR5) 69.4% Total 81.9% ON (TMAR3) 2.6% PNA (TMAR5) 30.6% PNB (TMAR6) 100% Total 18.1%

Benefits of the Restructuring with no Economic Losses Scale: Largest Integrated Operator in LatAm No Economic Losses World Class Corporate Governance Growth Potential: Stock as Acquisition Currency Superior Cash Distribution Yield Lower Costs: Simplified Corporate Structure New Company will unlock value for all shareholders and should trade at premium to peers Re-rating: Unlocking Value for All Shareholders High Liquidity 100% Free Float

Economic Stake post Restructuring Economic Stake pre Restructuring No Economic Loss At 4.0x EV/EBITDA 07E for the new OiPart shares TNL PNs experience no economic loss Source: Economatica and Market Consensus Note: Share prices as of September 14, 2006. Market cap considering the prices of each class of shares, including minority interest in TMAR and TNE's consolidated net debt of R$6,089m Assuming the breakeven multiple of PN shares and TmarPart's consolidated net debt of R$ 6,354 million Based on market consensus EBITDA 07E of R$6,654 million R$7,288 MM R$7,288 MM Current Market Cap of R$17,445 million (3.5x EV/EBITDA 07E)1,3 Market Cap After Restructuring of R$20,081 million (4.0x EV/EBITDA 07E)2,3 54.6% of share capital TNL PN 36.3% of share capital TNL PN

8.2x 6.0x 5.9x 5.7x 4.0x 2.8x 7.2x 7.1x 6.5x 5.9x 5.7x 5.6x 5.4x 4.9x 4.8x 4.4x 3.7x 3.5x 0.0x 2.0x 4.0x 6.0x 8.0x 10.0x Eircom Telefonica Telstra Cesky OiPart Brasil Telecom (BRTP) Qwest Bell South Portugal Telecom Telecom Italia France Telecom AT&T (SBC) Verizon (MCI) Deutsche Telekom Telmex Telesp China Telecom Telemar (TNE) Re-rating @ 4.0x EV/EBITDA 07E: Comparables Source: Bloomberg, Wall Street consensus and publicly available information Notes As of September 14, 2006 Not pro forma for AT&T / SBC acquisition. Represents Bell South stand alone. Simple average. Excluding OiPart and Brasil Telecom Simple average. Excluding Telemar (TNE) Assumes trading at breakeven multiple of PN shares and TmarPart consolidated net debt of R$ 6,354 million. Despite being the largest integrated telco in LatAm, with balanced cash flow and growth opportunities in mobile and broadband, Telemar has been trading at a discount to its peers EV/EBITDA 07E1 Average3: 6.4x Average4: 5.6x Integrated (Ireland) (Spain) (Australia) (Czech Republic) (Brazil) (Brazil) (USA) (USA) (Portugal) (Italy) (France) (USA) (USA) (Germany) (Mexico) (Brazil) (China) (Brazil) Re-rated5 Current - 2

Cash Distribution Yield 2007E1 vs EV/EBITDA 07E1 Re-rating @ 4.0x EV/EBITDA 07E: Cash Distribution Policy Source: Bloomberg, Wall Street consensus and publicly available information Notes As of September 14, 2006. Assuming dividend paid in 2005 (R$ 785 million). Current situation. Assuming re-rating to 4.0x EV/EBITDA. Considering the new cash distribution policy (R$ 3 billion), and EV of R$ 20 billion. Assuming that the company will be traded at 4.5x and considering the new cash distribution policy the yield will be in a range of 12%/13%. The new profile after the Restructuring should lead to an increase in company trading multiples Potential upside if OiPart trades at 9% cash distribution yield No Economic Loss for TNL PN and TNE ADR Potential Upside Telesp Telmex Brasil Telecom OiPart 3 Telemar (TNE) 2 OiPart 4 0.0% 5.0% 10.0% 15.0% 20.0% 2.0x 2.5x 3.0x 3.5x 4.0x 4.5x 5.0x 5.5x

Superior Cash Distribuition Yield1 Future Cash Distribution Policy Current Cash Distribution Policy Historic Cash Distribution Lack of Control Group would allow the Company to use stock as an acquisition currency freeing up cash for distribution to shareholders Proposed distribution for the next two years: R$ 3.0 billion annually Thereafter, cash distributions subject to a minimum of 80% of free cash flow available to shareholders Clear and predictable cash flows to shareholders Optimized capital structure Minority shareholders do not have influence on company's cash management - controlling shareholders define dividends payments and cash usage Irregular historic dividend flow No clearly defined dividend policy Inefficient capital structure Note 1 Dividends, interest on capital, capital reduction, shares buyback and others forms of cash distribution 500 1,000 1,500 R$ mm Dividends Interest on Capital Shares Buyback 500 2002 850 300 2001 670 39 TNL TMAR 709 342 458 2003 130 870 23 800 1,023 1,000 100 248 2004 590 760 102 1,348 1,452 212 71 573 2005 984 58 116 856 1,158 TNL TMAR TNL TMAR TNL TMAR TNL TMAR -

Structural Enhancement of Corporate Governance Establishment of a truly public corporation in the "Novo Mercado" (no control group) Cancel the current shareholders' agreement Highest Corporate Governance Standerds Board of Directors comprised of at least 11 members, Majority independent Extension of voting rights (one share = one vote) and 100% tag along rights to all shareholders Formal definition of a "cash distribution policy" Better alignment of shareholders and management: management compensation linked to share price and partially paid in equity 10% voting power limitation per shareholder, regardless of ownership stake Mandatory tender offer for all shares in case of an acquisition of a stake superior to 19.9% of total capital OiPart will comply with the strictest Brazilian rules on corporate governance, which benefits investors through transparency and dispersion of control Note Stakes after Restructuring Based on announced exchange ratios and shareholders as of August 31, 2006 (Source: Banco do Brasil). ADR shareholders as of June 30, 2006 (Source: BoNY) Assuming 100% migration of TMAR shares to OiPart